# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 03/24/2025
Amends the filing with accession number 0001341004-24-000066
Filed by CIK 0001704268
Persons authorized to receive notices and communications: Mubadala Investment Co. PJSC, Attn: Treasury and Investor Relations, P.O. Box 45005, Abu Dhabi, United Arab Emirates (C0), 00000, 97124130000

## Reporting persons
- Mubadala Investment Company PJSC (CIK 0001704268): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mamoura Diversified Global Holding PJSC (CIK 0001419351): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California (CA), 90210
Comment: This Amendment No. 1 (the "Amendment No. 1") to the Schedule 13D (the "Schedule 13D") is being filed to amend the Schedule 13D as originally filed with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2024, with respect to the Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of Endeavor Group Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as set forth below, all previous Items and disclosures set forth in the Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 24, 2025, the previously announced acquisition of the Issuer was completed pursuant to the terms of the Merger Agreement.

At the Company Merger Effective Time, each share of the Issuer's Class A Common Stock outstanding immediately prior to the Company Merger Effective Time (subject to certain exceptions, including (i) (a) shares of Common Stock owned by the Issuer or its subsidiaries, (b) shares of Common Stock owned by the Parent Entities or any of their respective direct or indirect wholly owned subsidiaries, or, any affiliate of the Parent Entities designated in writing by the Parent Entities to the Issuer at least two business days prior to the Company Merger Effective Time and (c) shares of Issuer Class X common stock, par value $0.00001 per share and Class Y common stock, par value $0.00001 per share issued and outstanding immediately prior to the Company Merger Effective Time, (ii) the shares that have been agreed to rollover in the transaction in accordance with the Merger Agreement and (iii) shares of Common Stock owned by stockholders of the Issuer who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) were automatically cancelled and converted into the right to receive $27.50 in cash, without interest and subject to applicable withholding taxes.

As a result of the Transactions, the Class A Common Stock will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange ("NYSE") and the Issuer will cease to be a publicly traded company. On March 24, 2025, NYSE filed an application on Form 25 with the SEC to withdraw registration of the Class A Common Stock under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Issuer's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

As of the date of this Amendment No. 1, the Reporting Persons do not beneficially own any Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment No. 1, the Reporting Persons do not beneficially own any Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, none of the Reporting Persons has effected any transactions in shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: At the Company Merger Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Signatures
- Mubadala Investment Company PJSC: /s/ Samer Halawa, Samer Halawa, Chief Legal Officer (03/26/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Samer Halawa, Samer Halawa, Chief Legal Officer (03/26/2025)